

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 21, 2014

Via E-mail
Stephen Unger
Chief Financial Officer
Quotient Biodiagnostics, Inc.
301 South State Street, Suite S-204
Newtown, PA 18940

> **Re: Quotient Ltd.**
> **Registration Statement on Form S-1**
> **Filed March 7, 2014**
> **File No. 333-194390**

Dear Mr. Unger:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Registration Statement on Form S-1

General

1. Please note we will be providing comments on your confidential treatment request under separate cover.

Prospectus Summary
Overview, page 1

2. Please refer to your response to Comment 7. Please briefly describe "column agglutination technology" in the prospectus summary and in the Business section of your filing.

Risk Factors
"We are highly dependent on our senior management team . . .," page 23

3. Please refer to your response to Comment 12. Your disclosure indicates that your success depends in part upon the continued service of your Chairman and Chief Executive Officer. Please expand your disclosure to identify your Chairman and Chief Executive Officer by name in this risk factor.

"Approval and/or clearance by the FDA and foreign regulatory . . .," page 27

4. Please refer to your response to Comment 14. Please briefly describe the documentation deficiencies that resulted in the deficiency of your original BLA. In addition, please expand your disclosure to provide any updates as to the status of the task force and the resubmission of the BLA, if applicable.

Business
Manufacturing and Supply
MosaiQ, page 93

5. Please refer to your response to Comment 29. Please expand your disclosure of the Master Development Agreement with TTP to describe the duration of the agreement.

6. Given the Company's current financial condition, including its net loss for the nine months ended December 31, 2013, it appears that the Development Cost payable to STRATEC by the Company is material, and should be disclosed in the registration statement. Please amend your filing to disclose the amount of the Development Cost in the Business section, MD&A (Contractual Obligations), and all other appropriate sections. Please note that given the materiality of the amount of the Development Cost to the Company's financial condition, it is not eligible for confidential treatment.

Index to Consolidated Quarterly Financial Statements
Note 2. Summary of Significant Accounting Policies
Revenue Recognition, page F-33

7. Please refer to your response to comment 41 and address the following:

   - Tell us when you believe the inception of the arrangement was per ASC 605-28-25-2 including the specific date.
   - Tell us the date the agreement was entered into and the date the CE-marks milestone was met.
   - Provide us with an analysis supporting your conclusion that the amount of the CE-marks milestone is reasonable relative to all of the deliverables and payment terms within the arrangement.

Item 16. Exhibits and financial statement schedules

8. Please confirm that you will file all sub-exhibits to Exhibit 10.9 once they are executed and no longer in draft form. We note that sub-exhibits to be filed in a future pre-effective amendment include sub-exhibit 1 (including B1-1, B1-2, and B1-3) and sub-exhibit 3 through sub-exhibit 6. Please note that Exhibit 10.9 will be considered incompletely filed until all sub-exhibits are filed therewith.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Scott Wuenschell at (202) 551-3467 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Rose Zukin at (202) 551-3239 or me at (202) 551-3710 with any other questions.

Sincerely,

/s/ *Bryan J. Pitko* for

Jeffrey P. Riedler
Assistant Director

cc: Alejandro E. Camacho, Esq.
Clifford Chance US LLP
31 West 52nd Street
New York, NY 10019